Global Image of multiple sclerosis expresses through photographic exhibit

New Exhibit Chronicles Personal Stories from Men and Women with Disease

Rome - A new photographic exhibit, called "The Image of MS" has been unveiled at the Ara Pacis Museum in Rome to dispel myths about multiple sclerosis (MS), challenge public perceptions about the disease, and encourage those with symptoms to seek treatment as early as possible. According to a recent worldwide survey to gauge public awareness about the disease, nearly 60 percent of respondents incorrectly believe that most people with MS are either paralyzed or bound to a wheelchair, and 61 percent said one of their biggest fears about MS is that it will prevent them from living active lives. (1, 2)
_____________

1 Market Research Report: Survey on knowledge and understanding of MS among consumers in 20 countries. Medix, Februar 2007, p.19
2 Market Research Report: Survey on knowledge and understanding of MS among consumers in 20 countries. Medix, Februar 2007, p.24

Created by renowned photographer, Joyce Tenneson, The Image of MS celebrates the inspirational lives of 36 everyday people from around the world who have MS, a chronic and sometimes disabling disease that attacks the central nervous system.

Following the show in Rome, The Image of MS exhibit will travel to Europe, Asia Pacific, North America, and South America to show others the range of people who are affected by MS and to demonstrate that people can lead productive, active lives despite having this disease.

"I truly believe that art should be used to change the world, and I hope this exhibit helps others relate to people with MS and get a better understanding of the disease," Tenneson said. "I met so many wonderful people through this campaign who inspired me to really value things in my life that were most important."

MS affects more than one million people around the world, including Wendy Verbruggen from the Netherlands, who has had MS for 11 years and is featured in the exhibit.

"When I was diagnosed with MS, all that went through my head was 'How am I going to work? Am I still going to be able to take care of myself?' But I soon realized I was still myself and I wanted to face the disease," said Wendy. "I didn't want to start treatment right away and it took me months to start, but I came to regret that decision. My medication has helped me manage my symptoms so I can do the things I want to do. I would encourage anyone experiencing symptoms to go to their doctor right away."

MS affects the central nervous system (brain, spinal cord, optic nerves). The symptoms of MS vary from person to person and can be unpredictable. Common symptoms include fatigue, blurred vision, weakness of one or more limb, numbness and tingling, stiffness, dizziness, slurred speech, and loss of bladder control.

In most cases, MS progresses over time, but early diagnosis and treatment may help slow disease progression and manage symptoms. With early detection and treatment, people with MS can continue to lead active lifestyles for longer periods of time.

"Because MS is a progressive disease, we need to strive to diagnose and treat MS earlier to halt or slow the damage," said Professor Giancarlo Comi, Director of the Department of Neurology, University Vita Salute, San Raffaele, Milan. "Because the first symptoms can be mild, people hesitate to see their doctor, which is why efforts such as The Image of MS are so critical. We need the public to be aware of the symptoms and understand that starting treatment early can help slow the progression of the disease."

The Image of MS is sponsored by Bayer Schering Pharma AG.

About The Image of MS
The Image of MS is a global public awareness campaign designed to educate people about multiple sclerosis (MS), dispel misperceptions about the disease, and encourage people who suffer from it to seek treatment early. The cornerstone of the campaign is a photographic exhibit by renowned photographer Joyce Tenneson that celebrates 36 people with MS from around the world who are leading active and productive lives by effectively managing and treating their condition.

Commitment to MS
Bayer Schering Pharma AG is committed to research and development in the MS field, not only having launched the first disease modifying MS drug, Betaferon, in 1993, but by currently pursuing new treatment approaches to prevent the progression of the disease. Betaferon was recently granted an extension of its indication in Europe, the United States, Australia and Canada for the treatment of patients with a first clinical event suggestive of MS. Bayer Schering Pharma AG is expecting results later this year from the largest ever MS clinical trial, which was undertaken to improve MS treatment efficacy using a 500 mcg dose of Betaferon, a dose higher than that of any currently available interferon.


Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world's leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma AG. Bayer HealthCare's aim is to discover and manufacture products that will improve human and animal health worldwide.

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.


Berlin,	 March 16, 2007
cs	(2007-0123E)

Contact:
Dr. Claudia Schmitt, Tel.: +49 30 468 15805
E-mail: claudia.schmitt@schering.de


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